Exhibit 99

NEWS

FOR IMMEDIATE RELEASE

Contact:	Rich Halberg
(847) 402-5600

Allstate Completes Leadership Transition:

 Liddy Sets Retirement Date, Wilson Named Chairman-elect

Hale, Crockett to Retire; DeVries New SVP of Human Resources

Northbrook, Ill., February 26, 2008 — Completing a leadership transition begun in fall 2006, The Allstate Corporation (NYSE:ALL) today announced its chairman, Edward M. Liddy, will retire April 30, 2008 and will be succeeded at that time by Thomas J. Wilson.  Wilson, 50, will continue to serve as the corporation’s president and chief executive officer, positions he has held since January 2007.

Liddy, 62, joined Allstate in 1994 and was the architect of the initial public offering and eventual spin-off of the company from Sears, Roebuck and Co. in 1995.  He served as president and chief operating officer from 1994 to 1998, chairman and chief executive officer from 1999 to 2006 and chairman since January 2007.

“Ed Liddy made an indelible mark on Allstate,” said Wilson. “Under his leadership, Allstate helped millions of Americans better protect themselves from life’s uncertainties and prepare for a better retirement, and he did so while generating strong returns to Allstate’s shareholders.  It’s been my pleasure to work with Ed and learn from him.”

The Allstate Corporation also announced that senior vice president and chief financial officer Dan Hale plans to retire on March 31.  Hale, 63, has led Allstate’s finance function since early 2003 and has enjoyed a distinguished career in business spanning more than 40 years.  Allstate has a search underway for Hale’s successor, which includes internal and external candidates.  Samuel Pilch, 61, group vice president and controller, will serve as acting chief financial officer effective March 3, 2008.  Pilch has served as Allstate’s controller for the past 12 years and was previously corporate treasurer at the Travelers Insurance Company.

“I am grateful to Dan for the significant contributions he has made to Allstate since his arrival five years ago,” said Wilson. “Dan strengthened our governance practices, drove the company’s commitment to disciplined capital management, and played a key role in our success as a member of the senior management team.  He leaves Allstate a stronger enterprise, and we wish him well in his retirement.”

Commenting on his retirement, Hale said: “Having the opportunity to finish my career at Allstate, an outstanding company with a superior leadership team, has been a privilege and a uniquely rewarding experience.  It has been very gratifying to have played a role in the financial affairs of a company with such a track record of success, and one that is so extraordinarily well positioned for the future.”

Also retiring is Joan Crockett, senior vice president, human resources.  Crockett, 57, led Allstate’s HR function for the past 14 years, capping 35 years of service at the company. Crockett drove a strategic transformation of Allstate’s human resources department that included introduction of a shared services model and creation of a centralized HR service center. During her tenure, Allstate has been recognized for its employment practices by Working Mother, Diversity Inc., Fortune and other publications.  Crockett’s retirement will be effective on March 31, 2008.

“Joan’s leadership has helped Allstate attract and retain a highly talented and motivated leadership team, enabling us to outperform our competitors,” Wilson said of Crockett. “Her considerable contribution to the company is reflected in the quality of our 38,000 employees, a legacy that will continue to help Allstate succeed in the years to come.”

Replacing Crockett will be James DeVries, who is joining Allstate from Principal Financial Group where he served as senior vice president of human resources. DeVries earned degrees from Loyola University and Northwestern University’s Kellogg School of Management and previously held senior human resources positions at Ameritech and The Quaker Oats Company.  He will join Allstate on March 24, 2008.  “I am pleased to welcome Jim to Allstate and am confident he will be a valuable addition to our senior leadership team,” Wilson said.

“Our people are the key to our success,” Wilson concluded. “As much as any other factor, it is the strength of this leadership team and the talent of our employees that will enable us to achieve our goal of reinventing protection and retirement for the consumer.”

The Allstate Corporation (NYSE: ALL) is the nation’s largest publicly held personal lines insurer. Widely known through the “You’re In Good Hands With Allstate®” slogan, Allstate helps individuals in approximately 17 million households protect what they have today and better prepare for tomorrow through approximately 14,900 exclusive agencies and financial representatives in the U.S. and Canada. Customers can access Allstate products and services such as auto insurance and homeowners insurance through Allstate agencies, or in select states at allstate.com and 1-800 Allstate®. Encompass® and Deerbrook® Insurance brand property and casualty products are sold exclusively through independent agents. The Allstate Financial Group provides life insurance, supplemental accident and health insurance, annuity, banking and retirement products designed for individual, institutional and worksite customers that are distributed through Allstate agencies, independent agencies, financial institutions and broker-dealers.

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